Exhibit 99.1

Canopy Growth and Sequential Brands Group Announce Collaboration on CBD Product Development

Martha Stewart to join as advisor on hemp-derived CBD products

SMITHS FALLS, ON and NEW YORK, Feb. 28, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or "the Company") (TSX: WEED) (NYSE: CGC) and Sequential Brands Group, Inc. ("Sequential") (NASDAQ: SQBG) announced today that Martha Stewart has joined the Company in an advisory role to assist with developing and positioning a broad new line of product offerings across multiple categories.

Martha Stewart to join as advisor on hemp-derived CBD products (CNW Group/Canopy Growth Corporation)

With decades of success in publishing, broadcasting, online and merchandising, Martha Stewart has firmly cemented herself as one of the most well-respected businesswomen in the United States. Along with a deep understanding of what consumers in the United States and around the world want, Martha has been one of the most vocal advocates for animals, championing the health and wellness of pets and farm animals alike. With several clinical trials underway, Canopy Growth will be leaning on Martha's vast knowledge of consumer products while exploring the effectiveness of CBD and other cannabinoids as they relate to improving the lives of both humans and animals.

"I am delighted to establish this partnership with Canopy Growth and share with them the knowledge I have gained after years of experience in the subject of living," said Martha Stewart. "I'm especially looking forward to our first collaboration together, which will offer sensible products for people's beloved pets."

"As soon as you hear the name Martha, you know exactly who we're talking about," shared Canopy Growth Chairman and co-CEO, Bruce Linton. "Martha is one of a kind and I am so excited to be able to work alongside this icon to sharpen our CBD product offerings across categories from human to animal."

As previously reported in January 2019, Canopy Growth has developed diverse product offerings specific to hemp-derived CBD and the Company looks forward to working closely with Martha Stewart as they further develop and introduce these products to market in the future. Canopy Growth previously reported that it will invest between $100 and $150 million in a hemp industrial park in New York State with an intended purpose of being the Company's first hemp facility in the United States.

Here's to Future Growth (it's a good thing).

About Martha Stewart
Martha Stewart is an Emmy Award-winning television show host, entrepreneur, trusted lifestyle expert and teacher. She is also bestselling author of 94 books which have been published by Clarkson Potter, who continues to partner with the brand on new culinary titles. Millions of people rely on Martha Stewart as a source of useful "how-to" information for all aspects of everyday living - cooking, entertaining, gardening, home renovating, collecting, organizing, crafting, holidays, healthy living and pets. The Martha Stewart brand reaches approximately 100 million consumers across all media and merchandising platforms each month. Her branded products can be found in over 70 million households and have a growing retail presence in thousands of locations.

About Sequential Brands Group, Inc.
Sequential Brands Group, Inc. (NASDAQ:SQBG) owns, promotes, markets, and licenses a portfolio of consumer brands in the fashion, active, and home categories, which includes the Martha Stewart media and merchandising properties. Sequential seeks to ensure that its brands continue to thrive and grow by employing strong brand management, design and marketing teams. Sequential has licensed and intends to license its brands in a variety of consumer categories to retailers, wholesalers and distributors in the United States and around the world. For more information, please visit Sequential's website at: www.sequentialbrandsgroup.com. To inquire about licensing opportunities, please email: newbusiness@sbg-ny.com.

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. Canopy Growth offers medically approved vaporizers through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its wholly owned subsidiary, Canopy Health Innovations ("Canopy Health"), has devoted millions of dollars toward cutting edge, commercializable research and IP development. Canopy Growth works with the Beckley Foundation and has launched Beckley Canopy Therapeutics to research and develop clinically validated cannabis-based medicines, with a strong focus on intellectual property protection. Canopy Growth acquired assets of leading hemp research company, ebbu, Inc. ("ebbu"). Intellectual Property ("IP") and R&D advancements achieved by ebbu's team apply directly to Canopy Growth's hemp and THC-rich cannabis genetic breeding program and its cannabis-infused beverage capabilities. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, Battelle, the world's largest nonprofit research and development organization, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. The Company operates Tweed retail stores in Newfoundland and Manitoba and has entered into supply agreements with every Canadian province and territory. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to new product offerings. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Canopy Growth: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; Director: Bruce Linton, tmx@canopygrowth.com; Sequential Brands Group - Martha Stewart: Lindsey Groginski, 212-827-8291, lgroginski@marthastewart.com

CO: Canopy Growth Corporation

CNW 08:00e 28-FEB-19